                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            METROTRANS CORPORATION
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                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)


                                   59266510
                                --------------
                                (CUSIP Number)


   The Mayflower Corporation plc                     Gibson, Dunn & Crutcher LLP
          Mayflower House                            200 Park Avenue, 48th Floor
London Road, Loudwater, High Wycombe                   New York, New York 10166
          Bucks  HP10 9RF                                Tel:  (212) 351-4000
      Tel:  011-44-1494450145                          Attn:  Steven P. Buffone
         Attn:  Robin Lamb
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                              September 15, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 8
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                                  SCHEDULE 13D

------------------------------               ----------------------------------
  CUSIP NO.      59266510                      PAGE 2 OF 8 PAGES
------------------------------               ----------------------------------
================================================================================
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THE MAYFLOWER CORPORATION PLC
        THE CORPORATE TAX IDENTIFICATION NUMBER IN THE UNITED KINGDOM IS:
        326/10025.
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 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[x]

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 3      SEC USE ONLY
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 4      SOURCE OF FUNDS

        WC

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 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [ ]

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 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED KINGDOM
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   NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY            0
   OWNED BY
     EACH     ------------------------------------------------------------------
  REPORTING
 PERSON WITH       8     SHARED VOTING POWER

                         1,650,400 shares
              ------------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         1,650,400 shares
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,650,450
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                             [x]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        40.4%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER
        -------------------

This statement on Schedule 13D (this "Statement") relates to Common Stock, par value $0.01 per share (the "Metrotrans Common Stock"), of Metrotrans Corporation, a Georgia corporation ("Metrotrans"). The address of the principal executive offices of Metrotrans is 200 Westpark Drive, Suite 220, Peachtree City, Georgia 30269.

ITEM 2. IDENTITY AND BACKGROUND
        -----------------------

This Statement is being filed by The Mayflower Corporation plc ("Mayflower"), a corporation organized and existing under the laws of the United Kingdom. The principal business of Mayflower is the design, engineering and manufacturing of automotive bodies for major vehicle manufacturers and the design, manufacture and assembly of urban transit buses. Mayflower's principal place of business and principal office is located at Mayflower House, London Road, Loudwater, High Wycombe, Bucks, HP109RF.

The directors and Executive Officers of Mayflower are:

Rupert Nicholas Hambro             Non-Executive Chairman; Chairman of J.O.
                                     Hambro & Co. Ltd.
John William Peter Simpson         Chief Executive
David Thomas Donnelly              Managing Director of Finance and Strategy
John Joseph Fleming                Managing Director of Business Development
Terence Victor Whitmore            Managing Director of Operations
David William Romanis Harland      Non-Executive Director; Deputy Chief
                                   Executive of Lynton Group Inc.

All directors and Executive Officers (collectively, "Related Persons") of Mayflower are citizens of the United Kingdom and (except as provided below) have their principal place of business at Mayflower House, London Road, Loudwater, High Wycombe, Bucks, HP109RF. Mr. Hambro's business address is J.O. Hambro & Co Ltd, 10 Park Place, London SW1A1LP and Mr. Harland's business address is The Lynton Group Inc., Denham Airport, Hangar Road, Uxbridge, Middlesex UB95DF.

Neither Mayflower nor any of the Related Persons has during the last 5 years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

Mayflower acquired 1,650,400 shares of Metrotrans Common Stock (the "Purchased Shares") (40.4%) pursuant to an Agreement, dated August 21, 1998 (the "Agreement"), between Mayflower, Mayflower (U.S. Holdings), Inc., Metrotrans, D. Michael Walden ("Mr. Walden"), Terri B. Hobbs ("Ms. Hobbs"), Randolph B. Stanley and M. Earl Meck. Mr. Walden is Chairman and Chief Executive Officer of Metrotrans. Ms. Hobbs is Deputy Chief Executive Officer of Metrotrans. Mr. Meck and Mr. Stanley were, prior to the Closing Date (as defined below), shareholders of Metrotrans, each owning 825,200 shares of Metrotrans Common Stock. A copy of the Agreement is attached hereto as
Exhibit 1. The consideration paid for each Purchased Share was $15.00, for an aggregate purchase price of $24,756,000. The source of funds used to purchase the Purchased Shares was available working capital of Mayflower.

ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

Mayflower acquired the Purchased Shares reported hereby pursuant to the Agreement for the purpose of expanding and complementing its interests and capabilities in the global shuttle and touring bus industry.

Except as set forth above and as contemplated by the Agreement and the Loan Agreement (as defined below), each of which is described in Item 6 of this Statement, Mayflower has no present plans or proposals which relate to or would result in (i) the acquisition of additional securities of Metrotrans or the disposition of securities of Metrotrans, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Metrotrans or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of Metrotrans or any of its Subsidiaries, (iv) any change in the present board of directors or management of Metrotrans, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board, (v) any material change in the present capitalization or dividend policy of Metrotrans, (vi) any other material change in Metrotrans' business or corporate structure, (vii) changes in Metrotrans' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Metrotrans by any person, (viii) causing a class of securities of Metrotrans to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of Metrotrans becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to any of those enumerated above.

However, Mayflower and its affiliates, in their capacities as such and/or their capacities as shareholders and/or directors of Metrotrans, may from time to time be involved in discussions that relate to the transactions described in this
Item 4, and therefore retain the rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of Metrotrans and to formulate plans and proposals that could result in the occurrence of any such event described above, subject to compliance with applicable laws and regulations and the terms of the Agreement.

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ITEM 5. INTEREST AND SECURITIES OF METROTRANS
        -------------------------------------

Mayflower beneficially owns 1,650,400 shares of Metrotrans Common Stock, which represents approximately 40.4% of the outstanding shares of Metrotrans Common Stock. As detailed above, pursuant to the Agreement, on September 15, 1998, Mayflower acquired such from Mr. Meck and Mr. Stanley. In addition, pursuant to the Agreement, Mr. Walden and Ms. Hobbs have agreed to vote the Walden Shares (as defined below) and the Hobbs Shares (as defined below), respectively, in favor of the Mayflower Directors (as defined below).

Mayflower has shared power to vote or to direct the vote, and sole power to dispose or direct the disposition, with respect to 1,650,400 shares of Metrotrans Common Stock.

To Mayflower's knowledge, Mr. Walden has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, with respect to 843,950 shares of Metrotrans Common Stock (which includes vested options to acquire 18,750 shares).

To Mayflower's knowledge, Ms. Hobbs has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, with respect to 69,750 shares of Metrotrans Common Stock (which includes vested options to acquire 18,750 shares).

Mr. Walden is Chairman and Chief Executive Officer of Metrotrans and his business address is 200 Westpark Drive, Suite 220, Peachtree City, Georgia 30269. Ms. Hobbs is Deputy Chief Executive Officer of Metrotrans and her business address is 200 Westpark Drive, Suite 220, Peachtree City, Georgia 30269.

To Mayflower's knowledge, neither Mr. Walden nor Ms. Hobbs has during the last 5 years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

  To Mayflower's knowledge, none of the Related Persons beneficially owns any securities of Metrotrans.

  Except as disclosed in this Statement, Mayflower has not effected any transaction involving Metrotrans Common Stock during the past 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
      TO SECURITIES OF METROTRANS
      ---------------------------

Except with respect to the Agreement, the Loan Agreement (as defined below) and the Subordination Agreement (as defined below), there are at present no contracts, arrangements, understanding or relationships (legal or otherwise) between the persons named in response to Item 2 or between such persons and any person with respect to any securities of Metrotrans.

The Agreement provides, among other things, for the following:

 .    The purchase by Mayflower of the Purchased Shares. The closing of the purchase and sale of the Purchased Shares took place on September 15, 1998 (the "Closing Date").

 .    The resignation of Mr. Meck and Mr. Stanley from the Metrotrans Board of
     Directors (the "Board") on the Closing Date.

 .    The reconstitution of the Board to increase the number of directors from 6 to 8, consisting of 5 directors appointed by the directors of Metrotrans immediately following the Closing Date and 3 directors appointed by Mayflower (the "Mayflower Directors").

 .    The agreement by Mayflower, Mr. Walden and Ms. Hobbs to vote their shares of Metrotrans Common Stock to maintain the composition and membership of the Board as provided above.

 .    The agreement by Mayflower to vote its shares of Metrotrans Common Stock in accordance with the vote of the majority of the Board with respect to all matters presented to a vote of the shareholders; provided that Mayflower may vote such shares as it determines with respect to certain matters involving extraordinary transactions and certain other matters set forth in
     Section 3(d) of the Agreement, which is attached to this Statement as
     Exhibit 1 and incorporated herein by this reference, should any such matter be presented to a vote of shareholders.

 .    The agreement (the "Loan Agreement") by Mayflower to loan to Metrotrans up to $15 million (the "Loan") for a term of 5 years, which will be used for working capital and to finance capital expenditures. A copy of the Loan Agreement is attached hereto as Exhibit 2.

 .    Mr. Walden and Ms. Hobbs are each given a right (the "Put"), commencing
     December 31, 2000 and expiring 45 days after results of operation are published by Metrotrans for the period ending December 31, 2002 (the "Option Term"), to tender all of their shares of Metrotrans Common Stock to Mayflower at a price equal to the average of the closing bid and asked prices reported on the Nasdaq National Market for the 20 trading days immediately prior to the date that notice of intent to exercise the Put is given; provided that in no event will the purchase price per share exceed $40.00 per share, and provided further that the purchase price per share will be no less than $10.00 per share for the period from December 31, 2000 to December 31, 2001; no less than $12.50 per share for the period from January 1, 2002 to September 30, 2002; and no less than $15.00 per share for the period from October 1, 2002 to December 31, 2002. As of the date of the Agreement, to Mayflower's knowledge, Mr. Walden owned 843,950 shares of Metrotrans Common Stock (including vested options to acquire 18,750 shares) (the "Walden Shares") and Ms. Hobbs owned 69,750 shares of Metrotrans Common Stock (including vested options to acquire 18.750 shares) (the "Hobbs Shares").

 .    In the event that the Option Term expires without Mr. Walden and Ms. Hobbs, or either of them, having exercised the Put, or under certain other circumstances, Mayflower will have the right to purchase (the "Call"), at any time prior to December 31, 2004, all of the Walden Shares and the Hobbs Shares at a purchase price of $15.00 per share.

 .    The agreement by Mayflower that until the earlier to occur of Mr. Walden exercising the Put, or Mayflower exercising the Call with respect to the Walden Shares or the expiration of the Option Term (the "Standstill Period"), Mayflower will not sell or purchase any shares of Metrotrans Common Stock.

 .    After the Standstill Period, Mayflower will have certain rights to acquire all of the remaining shares of Metrotrans Common Stock. However, if such acquisition occurs prior to 45 days after publication of results of operation of Metrotrans for the year ended December 31, 2001, Mayflower must offer a minimum price of $15.00 per share.

The Loan Agreement provides for Mayflower to loan to Metrotrans up to $15 million for a term of 5 years, which will be used for working capital and to finance capital expenditures. The Loan Agreement further provides that the Loan is subordinated to Metrotrans' indebtedness to NationsBank, N.A. ("NationsBank") under the terms of a credit agreement between NationsBank and Metrotrans (the "NationsBank Credit Agreement"). On August 21, 1998, Mayflower, Metrotrans and NationsBank executed a subordination agreement (the "Subordination Agreement") effectuating such subordination. The Loan Agreement provides that the Loan will bear interest, payable quarterly, at a rate of 0.5% above the rate paid by Metrotrans under the NationsBank Credit Agreement and further provides that, upon exercise of the Put or Call, Mayflower may convert the unpaid principal amount of the Loan into Metrotrans Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        --------------------------------

The following are filed herewith as Exhibits to this Statement:

 Exhibit 1      Agreement dated August 21, 1998 between Mayflower, Metrotrans,
                D. Michael Walden, Terri B. Hobbs, Randolph B. Stanley and
                M. Earl Meck.

 Exhibit 2      Loan Agreement dated August 21, 1998 between Mayflower and
                Metrotrans.

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                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated as of this 24th day of September, 1998.

THE MAYFLOWER CORPORATION PLC


By:  /s/ Robin Lamb
   _______________________________
   Name:  Robin Lamb
   Title: Corporate Secretary